UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-121605

Merrill Lynch Mortgage Investors, Inc.

(Exact Name of Registrant as Specified in its Charter)

250 Vesey Street
4 World Financial Ctr 28th Fl, New York, New York  10080;   (212) 449-0357

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Merrill Lynch Mortgage Investors, Inc
C-BASS Mortgage Loan Asset-Backed Certificates
Series 2005-CB3

(Title of each class of securities covered by this form)

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	[ ]	Rule 12h-3 (b) (1) (i)	[ X ]
Rule 12g-4 (a) (1) (ii)	[ ]	Rule 12h-3 (b) (1) (ii)	[ ]
Rule 12g-4 (a) (2) (i)	[ ]	Rule 12h-3 (b) (2) (i)	[ ]
Rule 12g-4 (a) (2) (ii)	[ ]	Rule 12h-3 (b) (2) (ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:   Eighty-two (82)

Pursuant to the requirements of the Securities Exchange Act of 1934,  Merrill Lynch Mortgage Investors, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:  U.S. Bank National Association, as  Trustee  for:

Merrill Lynch Mortgage Investors, Inc

C-BASS Mortgage Loan Asset-Backed Certificates

Series 2005-CB3

By:

/s/ Sheryl Christopherson

Name:

Sheryl Christopherson

Title:

Vice President

Date:  13-Jan-06

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.